UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Reed’s, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

758338305 (CUSIP Number)

Ruba Qashu

Barton LLP

100 Wilshire Suite 1300, Los Angeles CA 90401

(949) 355-5405

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13D/ A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Person with the SEC on June 5, 20213, as previously amended on each of September 13, 2023 and October 23, 2024,

CUSIP No. 758338305

1	NAME OF REPORTING PERSONS D&D Source of Life Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,139,519 (including 232,108 shares issuable upon exercise of the Warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,139,519 (including 232,108 shares issuable upon exercise of the Warrants)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,139,519 (including 232,108 shares issuable upon exercise of the Warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1 The calculation is based upon a denominator of 30,897,473 which includes (i) 8,187,291 Shares outstanding as of September 30, 2024 as disclosed in the Issuer’s Form 10-Q filed on November 14, 2024, (ii) 232,108 Shares issuable upon exercise of currently exercisable warrants and (iii) 22,478,074 Shares issued on November 20, 2024 to D&D pursuant the Exchange Agreement dated November 18, 2024.

CUSIP No. 758338107

1	NAME OF REPORTING PERSONS Shufen Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,139,519 (including 232,108 shares issuable upon exercise of the Warrants
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,139,519 (including 232,108 shares issuable upon exercise of the Warrants

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,139,519 (including 232,108 shares issuable upon exercise of the Warrants
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87,8%1 2
14	TYPE OF REPORTING PERSON (See Instructions) IN

2 Shufen Deng disclaims beneficial ownership of the shares of Common Stock held by D&D, except to the extent of her pecuniary interest therein as sole stockholder and director of D&D..

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the shares of common stock, par value US$0.0001 per share, of Reed’s, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 501 Merritt 7 Corporate Park, Norwalk, CT 06851.

Item 2. Identity and Background.

(a) This statement on Schedule 13D/A is being filed by D&D Source of Life Holding Ltd., (“D&D”) a company formed in the Cayman Islands and Shufen Deng (each, a “Reporting Person”). The Reporting Persons are filing this Schedule 13D/A to report an increase in the percentage of Common Stock beneficially owned by the Reporting Persons as a result of D&D’s equitization of the Issuer’s outstanding notes pursuant to an Exchange Agreement dated November 18, 2024 by and between D&D and the Issuer (“Exchange Ageement”).

(b) The address of the principal office of the Reporting Persons is Genesis Building, 5th Floor, Genesis Close, George Town, PO Box 446, Grand Cayman, Cayman Islands, KY1-1106.

(c) The principal business of the Reporting Persons is production and sale of mineral water, purified water, sparkling water, beverages, and functional drink, as well as the production and sale of various fungal products, functional foods, and sugar substitute products. Shufen Deng is also a director of the Issuer.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

(f) D&D is a company domiciled and existing under the laws of the Cayman Islands. Shufen Deng is a citizen of Hong Kong, SAR, People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the shares of Common Stock acquired by D&D will be $23,361,710 (assuming exercise of warrants for an aggregate of $580,270).

●	D&D purchased 1,160,542 shares of Common Stock and warrants to purchase up to 232,108 shares of Common Stock in a PIPE transaction for $3 million on May 25, 2023. The warrants are exercisable for a term of three years at a per share exercise price of $2.50.
●	During the first quarter of 2024, D&D invested $3,000,000 in the Issuer’s SAFE vehicles, which SAFE vehicles were slated to convert into shares of Common Stock in the Issuer’s subsequent. D&D also purchased 1,268,795 additional shares of Common Stock for $1,903,192 in the financing on September 10, 2024. D&D’a SAFE automatically converted into 2,000,000 shares of Common Stock. The per share price was $1.50.
●	On October 22, 2024, D&D purchased eight secured promissory notes of the Issuer (the “Notes”) from Whitebox at a total purchase price of $17,878,248. D&D exchanged these notes for 22,478,074 shares of Common Stock of the Issuer pursuant to an Exchange Agreement dated November 18, 2024.

Item 4. Purpose of Transaction.

D&D acquired the issued shares, and may acquire the shares issuable upon exercise of the warrants for investment purposes, and such purchases have been, and will be, made in D&D’s ordinary course of business as an investment and for expansion of business.

For its role as lead investor in the March 2023 PIPE transaction, D&D and the Issuer entered into a shareholders agreement with the Issuer dated May 25, 2023 pursuant to which the Issuer agreed to support D&D’s nomination of up to two board designees, one of which was required to be an independent director. Further, D&D was granted customary preemptive rights to purchase its pro rata portion of the equity securities offered by the Issuer from time to time. The Issuer further agreed to cooperate on a joint venture with D&D to introduce and market the Issuer’s products in the Asian market, with particular focus on the Greater China Area.

Subsequently, pursuant to its SAFE investment, D&D’s director designation rights were reaffirmed and expanded to include one additional independent director.

Shufen Deng, the sole director and stockholder of D&D, has served as a director of the Issuer since July 7, 2023.

The Reporting Persons have in the past and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or other stockholders or third parties covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, strategic financing opportunities or other transactions involving the Issuer, stockholder value, composition of the board of directors, and governance and/or ownership of the Issuer. The Reporting Persons has been working with the Issuer to amend the Issuer’s bylaws to give a majority stockholder the ability to call a stockholders meeting and other rights reasonable and customary for operation of a controlled company. Any changes to the Issuer’s bylaws will first be approved by the Issuer’s board of directors.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The percentage of the Issuer’s Common Stock reported owned by the Reporting Persons is calculated based on a denominator of 30,898,073, equal to the sum of (i) 8,187,891 shares of Common Stock outstanding as of November 13, 2024 as disclosed in the Issuer’s Form 10-Q filed on November 14, 2024 (ii) 232,108 shares of common stock issuable upon exercise of warrants and (iii) 22,478,074 shares of Common Stock issued pursuant to the Exchange Agreement.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this statement on Schedule 13D/A is hereby incorporated by reference.

No person other than the Reporting Persons is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock. Shufen Deng has the right to participate in the receipt of dividends from, and in the proceeds from the sale of, the shares of Common Stock.

Except as set forth in Item 4, no transactions in the Issuer’s Common Stock were effected by the Reporting Persons during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

Exhibit	Description of Exhibit
A.	Joint Filing Agreement between D&D and Shufen Deng dated June 2, 2023 (incorporated herein by reference to Exhibit A of the Reporting Persons’ Schedule 13D, as filed June 5, 2023).
B.	Form of Warrant issued to D&D on May 25, 2023 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed May 31, 2023)
C.	Purchase and Sale Agreement by and among Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Pandora Select Partners, LP and Whitebox GT Fund, LP and D&D dated September 6, 2024 (incorporated by reference to Exhibit B to Reporting Persons’ Schedule 13D/A as filed October 23, 2024)
D.	Simple Agreement for Future Equity by and between the Issuer and D&D dated February 8, 2024 (incorporated herein by reference to Exhibit 4.7 of Issuer’s Form 10-K as filed April 1, 2024)
E.	Shareholder’s Agreement between the Issuer and D&D (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed May 31, 2023)
F.	Seventh Amendment to the 10% Secured Convertible Notes and 10% Secured Promissory Notes between the Issuer, D&D and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed November 19, 2024
G	Exchange Agreement by and between Reed’s, Inc. and D&D Source of Life Holding Ltd. dated November 18, 2024 (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K, as filed November 19, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2024

D&D Source of Life Holding Ltd.	By:	/s/ Shufen Deng
	Name:	Shufen Deng
	Title:	Director

Shufen Deng	By:	/s/ Shufen Deng